

Stephen Prendergast · 3rd

EVP at MySongbird

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

MySongbird

HCI Ontario Canada

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OfficialCommunity
officialCOMMUNITY

officialCOMMUNITY offers comprehensive online brand management, e-commerce solutions, and consultant services to global, event-driven entertainment brands.

Experience



EVP
MySongbird · Contract
Jul 2020 – Present · 8 mos

mySongbird is a leading platform for concerts. With a rapidly growing library of classic and contemporary artist events from Universal Music (the world's largest music company) and enhanced options such as MyWay (which allows the viewer to choose their preferred camera) mySongbird seeks to provide access via the web, mobile, and OTT. It's a portal for enhanced and personalized merchandising products from your favorite artists and is a true 'fan first' experience for members seeking the most exciting global ticketed live events.

President & Founder

Media + Content Solutions

2013 – Present · 8 yrs

Greater Los Angeles Area

Consulting firm offering global vision for digital media, event ticketing and content strategy

Business Development - Official Community - http://www.officialcommunity.com/
Advisory Board - Shareholder - Ninja Metrics   ...see more



Kendrick Lamar, Linkin Park Back New...

Advisor - Shareholder



Ninja Metrics

2013 – Present · 8 yrs

Greater Los Angeles Area

Ninja Metrics - a predictive analytics venture with a unique team of alpha geeks dedicated to the science of games and network.



NInja Metrics Wins DEW Startup...

Strategic Planning Business Development



officialCOMMUNITY

2016 – Present · 5 yrs

Greater Los Angeles Area

Event-driven Brand Management Agency and Ticketing Provider. Clients include Mark Knopfler, James Taylor, Roger Waters, Santana, Celine Dion, Sarah McLachlan and Walk Off The Earth. A leader in d2c providing ticket content bundles for a wide range of artists from Paul McCartney to Ariana Grande.

Co-Founder
Turnstile Live
2014 – 2019 · 5 yrs
Greater Los Angeles Area

Turnstile is a chameleon, via geolocation it opens to reflect whatever event is targeted.
Turnstile is the leading mobile live event and ticketing platform providing unparalleled d2fan
engagement. Assisting sports teams, entertainers & venues to retrieve data and identify who
is in the audience. Partners include Kendrick Lamar, Linkin Park & Quincy Jones, pl ...see more

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Education

HCI Ontario Canada

Westdale Ontario Canada

Activities and Societies: Lettered in Football and Waterpolo

Volunteer experience

Volunteer
Sharefest Los Angeles
Disaster and Humanitarian Relief



